UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D Rule 13d-101

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE
13d-2(a)

IOMED, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

462028101

(CUSIP Number)

D. Stephen Antion

Ridgestone Corporation

10877 Wilshire Blvd, Suite 2000

Los Angeles, CA 90024

(310) 209-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May  17, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 462028101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ridgestone Corporation 95-4629204

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,505,301

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,505,301

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,505,301

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.6%

14.	Type of Reporting Person (See Instructions) CO

The Statement on Schedule 13D dated March 31, 2005 filed by Ridgestone Corporation (the “Reporting Person”) with respect to the Common Stock (the “Common Stock”) of Iomed, Inc., a Utah corporation (the “Company”), as amended by Amendment No. 1 dated September 27, 2005 and Amendment No. 2 dated May 25, 2006, is hereby further amended with respect to the item set forth below.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On May 17, 2007, the Reporting Person entered into a Voting Agreement with ReAble Therapeutics, Inc. (“Parent”) and Spartan Acquisition Corp (“Merger Sub”).  Concurrently with the execution of the Voting Agreement, the Company, Parent and Merger Sub entered into a Merger Agreement pursuant to which Merger Sub will merge with and into the Company and the Company will continue its existence as the surviving corporation.

As a condition to the willingness of Parent and Merger Sub to enter into the Merger Agreement, Parent and Merger Sub required that the Reporting Person enter into the Voting Agreement.

Pursuant to the terms of the Voting Agreement, the Reporting Person has agreed to vote in favor of the merger contemplated by the Merger Agreement.  In addition, pursuant to the Voting Agreement, the Reporting Person has appointed Parent as its proxy and attorney-in-fact to vote or execute consents in connection with merger contemplated by the Merger Agreement.  Finally, pursuant to the Voting Agreement, the Reporting Person agreed to some transfer restrictions with respect to its shares of Common Stock of the Company as further described in the Voting Agreement.

The Voting Agreement is attached hereto as Exhibit 7.01
Item 7.	Material to Be Filed as Exhibits
Exhibit 7.01 Voting Agreement, dated May 17, 2007 by and among ReAble Therapeutics, Inc., Spartan Acquisition Corp. and Ridgestone Corporation.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: May 24, 2007

RIDGESTONE CORPORATION
	By:	/S/ ABBOTT L. BROWN
Name: Abbott L. Brown
Title: Chairman and Chief Executive Officer
/S/ ABBOTT L. BROWN
Abbott L. Brown
/S/ ABBOTT L. BROWN
Linda L. Brown
(by Abbott L. Brown, attorney-in-fact)